EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends (1)

	Three months ended March 31, 2012		Year Ended December 31
Dollars in millions			2011		2010		2009		2008		2007
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$908		$3,785		$3,680		$3,135		$946		$1,612
Add:
Distributed income of equity investees	54		198		167		171		157		124
Fixed charges and preferred stock dividends excluding interest on deposits	295		1,037		1,316		1,993		1,059		1,209
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	44		154		148		126		122		101
Interest capitalized					1		3
Preferred stock dividend requirements	59		86		224		597		33		1
Earnings excluding interest on deposits	1,154		4,780		4,790		4,573		2,007		2,843
Interest on deposits	103		668		963		1,741		1,485		2,053
Total earnings	$1,257		$5,448		$5,753		$6,314		$3,492		$4,896
Fixed charges and preferred stock dividends
Interest on borrowed funds	$195		$791		$918		$1,225		$961		$1,143
Interest component of rentals	33		125		134		131		64		64
Amortization of notes and debentures	8		35		39		37		1		1
Interest capitalized					1		3
Preferred stock dividend requirements	59		86		224		597		33		1
Fixed charges and preferred stock dividends excluding interest on deposits	295		1,037		1,316		1,993		1,059		1,209
Interest on deposits	103		668		963		1,741		1,485		2,053
Total fixed charges and preferred stock dividends	$398		$1,705		$2,279		$3,734		$2,544		$3,262
Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	3.91	x	4.61	x	3.64	x	2.29	x	1.90	x	2.35	x
Including interest on deposits	3.16		3.20		2.52		1.69		1.37		1.50

(1)	As defined in Item 503(d) of Regulation S-K.